UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

EMTEC, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

292468105
(CUSIP Number)

Dinesh R. Desai c/o Emtec, Inc. 11 Diamond Road Springfield, New Jersey 07081 (973) 376-4242
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Stephen M. Leitzell, Esq. Dechert LLP Cira Centre 2929 Arch Street Philadelphia, Pennsylvania 19104 (215) 994-2621

August 2, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292468105
1	Name of Reporting Person Dinesh R. Desai
2	Check the Appropriate Box if a Member of a Group (a) (b)
3	SEC Use Only
4	Source of Funds OO*
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 8,785,493**
	8	Shared Voting Power 600,000**
	9	Sole Dispositive Power 8,785,493**
	10	Shared Dispositive Power 600,000**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,385,493**
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percentage of Class Represented by Amount in Row (11) 53.8%**
14	Type of Reporting Person IN

*      See Item 3.
**      See Item 5.

Introductory Note

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Dinesh R. Desai on March 16, 2009 (the “Schedule 13D”), which relates to the common stock, par value $0.01 per share (“Common Stock”), of Emtec, Inc., a Delaware corporation (the “Company”).

Item 1.                      Security and Issuer

The second sentence of Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The address of the principal executive offices of the Company is 11 Diamond Road, Springfield, New Jersey 07081.

Item 2.                      Identity and Background

Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b)           c/o Emtec, Inc., 11 Diamond Road, Springfield, New Jersey 07081

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth, or incorporated by reference, in Item 4 of this Schedule 13D, as amended, is hereby incorporated by reference in this Item 3.

Item 4.                      Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 2, 2010, DARR Westwood LLC, a Delaware limited liability company of which Mr. Desai is the sole member, and the Company entered into a letter agreement (the “Letter Agreement”), pursuant to which, among other things, (a) DARR Westwood LLC agreed (i) to certain transfer restrictions on shares of the Company’s Common Stock owned by it, which are described below, and (ii) to transfer to the Company for cancellation the existing warrant owned by DARR Westwood LLC to purchase 8% of the Company’s outstanding Common Stock on a fully diluted basis, and (b) the Company issued to DARR Westwood LLC a warrant (the “Warrant”) to purchase up to an aggregate of 1,401,733 shares of the Company’s Common Stock at an exercise price of $2.11 per share.

Under the terms of the Letter Agreement, DARR Westwood LLC is prohibited during the specified restricted period from transferring or publicly announcing any intention to transfer, in either case without the unanimous approval of the disinterested members of the Company’s board of directors, (a) all or any portion of the Warrant or DARR Westwood LLC’s rights under the Warrant or (b) any shares of the Company’s Common Stock currently or in the future owned by DARR Westwood LLC. However, this prohibition does not apply to any transfer of shares of the Company’s Common Stock pursuant to which both (x) the transferee is an independent third party and (y) the price paid by the transferee is equal to or greater than $5.00 per share in cash. The restricted period specified in the Letter Agreement commenced on August 2, 2010 and terminates on the earlier to occur of (a) August 2, 2015 and (b) the date on which both (i) the average of the daily volume weighted average price per share of the Company’s Common Stock over the immediately preceding 45 trading days that at least one share of the Company’s Common Stock was traded is $5.00 or more, and (ii) the average daily trading volume of shares of the Company’s Common Stock over the 45 consecutive trading days (regardless of whether any shares of the Company’s Common Stock were traded on any such trading day) immediately preceding such date is 10,000 or more.

The Letter Agreement also requires that if the Company causes its Common Stock to become listed on a national securities exchange, the Company will also list and maintain the listing of the shares of its Common Stock underlying the Warrant on such national securities exchange. In addition, subject to certain conditions, the Company is required under the Letter Agreement to provide prior notice to DARR Westwood LLC if, at any time before the Warrant has been exercised in full, the Company effects certain specified corporate actions, including selecting a record date for dividends or distributions or effecting a reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up involving the Company.

The Warrant entitles DARR Westwood LLC to purchase 1,401,733 shares of the Company’s Common Stock at $2.11 per share and expires on August 2, 2015. The Warrant also contains provisions for cashless exercise and weighted average anti-dilution protection for subsequent issuances or deemed issuances of Common Stock by the Company for consideration per share less than the per share exercise price of the Warrant in effect immediately prior to such issuance or deemed issuance.

The foregoing summary of the Letter Agreement and the Warrant is qualified in its entirety by reference to the text of the Letter Agreement and the Warrant, copies of which are included as Exhibits (2) and (3) to this Schedule 13D, as amended, and are incorporated herein by reference.

Item 5.                      Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All percentages set forth in this Schedule 13D, as amended, are based on 16,054,931 shares of Company’s Common Stock outstanding as of July 6, 2010, as reported in the Company’s Quarterly Report on Form 10-Q filed on July 15, 2010.

(a)
As of the date of Amendment No. 1 to this Schedule 13D, Mr. Desai may be deemed to be the beneficial owner of an aggregate of 9,385,493 shares of the Company’s Common Stock, which (i) represents approximately 53.8% of the Company’s outstanding Common Stock and (ii) consists of the following:

(1)
361,272 shares of the Company’s Common Stock (including 114,919 shares of restricted stock granted on November 3, 2006, which vest over a four-year period, 69,583 shares of restricted stock granted on November 26, 2008, which vested on November 26, 2009, and 46,040 shares of restricted stock granted on December 15, 2009, which vest on December 15, 2010), with respect to which Mr. Desai is the direct beneficial owner;

(2)
8,424,221 shares of the Company’s Common Stock (including 1,401,733 shares of the Company’s Common Stock issuable upon exercise of the Warrant), with respect to which Mr. Desai may be deemed to be the indirect beneficial owner through DARR Westwood LLC, of which Mr. Desai is the sole member; and

(3)
600,000 shares of the Company’s Common Stock, with respect to which Mr. Desai may be deemed to be the indirect beneficial owner through DARR Emtec LLC, of which DARR Westwood LLC is the managing member.

Although Mr. Desai may be deemed to be the indirect beneficial owner of the shares of the Company’s Common Stock held through DARR Westwood LLC and DARR Emtec LLC, he disclaims beneficial ownership over such shares except to the extent of his pecuniary interest therein.

(b)	(1)	Sole power to vote or direct vote: 8,785,493 (See Item 5(a) of this Schedule 13D, as amended.)

(2)	Shared power to vote or direct vote: 600,000 (See Item 5(a) of this Schedule 13D, as amended.)

(3)	Sole power to dispose or direct the disposition: 8,785,493 (See Item 5(a) of this Schedule 13D, as amended.)

(4)	Shared power to dispose or direct the disposition: 600,000 (See Item 5(a) of this Schedule 13D, as amended.)

(c)
Except as set forth in Item 4 of this Schedule 13D, as amended, which disclosure is incorporated herein by reference, Mr. Desai has not effected any transactions in the Company’s Common Stock during the 60 days immediately preceding the date of Amendment No. 1 to this Schedule 13D.

(d)
No person other than Mr. Desai is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Company’s Common Stock described in Item 5(b) above.

(e)	Not applicable.

Item 6.                      Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D, as amended, is hereby incorporated by reference in this Item 6. Except as otherwise described in this Schedule 13D, as amended, to the knowledge of Mr. Desai, other than with respect to his participation in any equity incentive plans of the Company, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Desai and any person with respect to any securities of the Company.

Item 7.                      Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit (2)
Letter Agreement dated August 2, 2010, between Emtec, Inc. and DARR Westwood LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2010).

Exhibit (3)
Common Stock Purchase Warrant dated August 2, 2010, issued by Emtec, Inc. to DARR Westwood LLC (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2010
/s/ Dinesh R. Desai
Dinesh R. Desai